Exhibit 99.1

Tiziana Fully Enrolls its Phase 2 Placebo Controlled Multiple Sclerosis Trial

BOSTON, MA, May 21, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces that patient enrollment has been completed in its randomized, double-blind, placebo-controlled Phase 2a clinical trial evaluating intranasal foralumab in patients with non-active Secondary Progressive Multiple Sclerosis (na-SPMS). Topline data is expected in late Q3 of 2026, and will also to be presented at the 10th joint Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) and ECTRIMS meeting in Toronto, Canada in October 2026.

The trial (NCT06292923), known as INFORM-MS, is the first Phase 2 placebo-controlled study of intranasal foralumab, marking a significant milestone in the clinical development of this novel anti-CD3 monoclonal antibody for neurodegenerative and neuroinflammatory diseases. The multicenter study has enrolled 48 patients across multiple leading U.S. sites to receive one of two doses of intranasal foralumab or placebo over a 12-week treatment period, with assessments including PET imaging for microglial activation, MRI, clinical evaluations, and biomarkers. Following the completion of the blinded phase, all participants including those who initially received placebo will have the opportunity to receive intranasal foralumab during a six-month open label extension (OLE) phase. The OLE is designed to assess long term safety and sustained benefit of foralumab in the na-SPMS patient population.

“This completion of enrollment in our Phase 2a trial represents a pivotal moment for Tiziana Life Sciences and for patients suffering from na-SPMS, a condition with limited treatment options,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “As the first placebo-controlled trial of intranasal foralumab, this study underscores our commitment to rigorously evaluating this innovative therapy’s potential to modulate the immune system and address neuroinflammation. We are grateful for the dedication of our clinical partners and look forward to sharing topline results that could pave the way for a new treatment paradigm.”

Gabriele Cerrone, Executive Chairman and Founder of Tiziana Life Sciences, added: “Reaching full enrollment in this landmark study is a testament to the strong belief in foralumab’s potential and the urgent need for effective therapies in secondary progressive MS. Intranasal delivery offers a novel, non-invasive route that targets the brain’s immune mechanisms directly. This achievement highlights the progress of our pipeline and brings us closer to delivering transformative benefits to patients.”

The Company extends its sincere gratitude to the Principal Investigator, Dr. Tanuja Chitnis, Senior Neurologist at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system along with the entire team of investigators and clinical sites for their exceptional commitment and expertise in advancing this important trial.

For more information on the trial, please visit ClinicalTrials.gov (NCT06292923).

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2],[3]

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120

[3] https://www.neurology.org/doi/10.1212/NXI.0000000000200543

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com